UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

DUNE ENERGY, INC.

(Issuer)

DUNE OPERATING COMPANY

DUNE PROPERTIES, INC.

(Guarantors)

(Name of applicants)

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Floating Rate Senior Secured Notes due 2016	$50,000,000

Approximate date of proposed exchange offer:

The exchange offer will commence on November 14, 2011 and will expire immediately after 11:59 p.m.,

New York City time, on December 13, 2011, unless extended or earlier terminated by the Company.

Name and address of agent for service:

Richard H. Mourglia

General Counsel

Dune Energy, Inc.

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

With a copy to:

Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

(713) 220-4200

Attention: Henry Havre, Esq.

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon written request of the applicants.

GENERAL

Item 1. General Information

NAME OF APPLICANTS	(A) FORM OF ORGANIZATION	(B) STATE OF ORGANIZATION
Dune Energy, Inc. (the “Company”)	Corporation	Delaware
Dune Operating Company	Corporation	Texas
Dune Properties, Inc.	Corporation	Texas

Except for the Company, the foregoing entities are referred to herein collectively as the “Guarantors.” The Company and the Guarantors are referred to herein as the “Applicants.”

Item 2. Securities Act Exemption Applicable

Upon the terms set forth in the exchange offer memorandum and disclosure statement dated November 14, 2011 (the “Exchange Offer Memorandum”) and the related letter of transmittal, consent and power of attorney (attached as Exhibits T3E.1 and T3E.2 to this Application for Qualification on Form T-3 (this “Application”)), the Company is offering to exchange $300,000,000 aggregate principal amount of its outstanding 10 1/2% Senior Secured Notes due 2012 (the “Existing Notes”) for consideration that will include, among other securities of the Company as set forth in the Exchange Offer Memorandum, up to $50.0 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016 (the “New Notes”). The New Notes will initially be guaranteed by the Guarantors. The New Notes will be issued by the Company to the holders of its Existing Notes either pursuant to an exchange offer (the “Exchange Offer”) in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof based on the facts set forth below (the “3(a)(9) exemption”), or a prepackaged plan of reorganization (“Plan of Reorganization”) in reliance on the exemption from registration provided by Section 1145 of the United States Bankruptcy Code (the “Reorganization”).

If the terms and conditions to the Exchange Offer are satisfied or waived, as applicable, as set forth in the Exchange Offer Memorandum, the Company intends to make the Exchange Offer in reliance on the 3(a)(9) exemption based upon the following facts:

•	the New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for such holders’ Existing Notes;

•

no sales of securities of the same class as the New Notes have been or are to be made by the Company or the Guarantors or by or through an underwriter at or about the same time as the Exchange Offer for which the 3(a)(9) exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) advisory fees for financial advisors that advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the voting agent, information agent and exchange agent for their services in relation to the Exchange Offer and (iv) fees charged by the trustee under the indenture governing the New Notes for its services as trustee;

•	the Company’s financial advisors have not been retained to, and will not be, soliciting or making any recommendation with respect to the Exchange Offer; and

•

no holder of Existing Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer.

If the terms and conditions to the Exchange Offer are not satisfied or waived, as applicable, but the requisite number of holders of the requisite principal amount of Existing Notes vote in favor of the Plan of Reorganization, as set forth in the Exchange Offer Memorandum, the Company may seek to file a Chapter 11 bankruptcy case to consummate the restructuring set forth in the Plan of Reorganization and will then offer the New Notes pursuant to the exemption from registration provided by Section 1145 of the United States Bankruptcy Code. The Applicants will then be reorganized through the issuance by the Company of the New Notes and new shares of common stock of the Company. The Reorganization would remain subject to court approval.

AFFILIATIONS

Item 3. Affiliates

For purposes of this Application only, each of the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each Applicant, which list is incorporated herein by reference.

The Applicants are affiliates of each other. The capital stock or other equity interests of each of the Guarantors is wholly owned, directly or indirectly, by the Company. The following is a list of the affiliates of the Applicants as of the date of this Application.

NAME OF AFFILIATE	JURISDICTION OF ORGANIZATION	OWNERS AND PERCENTAGE
Dune Energy, Inc.	Delaware	Publicly traded and held by various stockholders (see Item 5)
Dune Operating Company	Texas	Dune Energy, Inc. - 100%
Dune Properties, Inc.	Texas	Dune Energy, Inc. - 100%

If the Reorganization were to occur pursuant to the Plan of Reorganization, the foregoing table also lists the affiliates of the Applicants that would be expected to exist upon consummation of the Reorganization except that the resulting ownership of voting securities or other bases of control with respect to the Company is uncertain at this point in time.

MANAGEMENT AND CONTROL

Item 4. Directors and Executive Officers

The following table lists the names of, and offices held by, each director and executive officer of each of the Applicants as of the date hereof. The mailing address of each director and executive officer for each Applicant listed below is: c/o Dune Energy, Inc., Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Dune Energy, Inc.

NAME	POSITION
Alan D. Bell	Chairman of the Board of Directors and Director
James A. Watt	President, Chief Executive Officer and Director
Steven Barrenechea	Director
Richard M. Cohen	Director
William E. Greenwood	Director
Steven M. Sisselman	Director
Hal L. Bettis	Executive Vice President & Chief Operating Officer
Frank T. Smith, Jr.	Senior Vice President & Chief Financial Officer
Steven J. Craig	Senior Vice President of Investor Relations and Administration
Richard H. Mourglia	Senior Vice President of Land and Corporate General Counsel
Richard Cohen	Secretary
Deborah A. Mayfield	Assistant Secretary

Dune Operating Company

NAME	POSITION
James A. Watt	President and Director
Hal L. Bettis	Executive Vice President
Frank T. Smith, Jr.	Senior Vice President, Secretary and Director
Steven J. Craig	Senior Vice President of Administration
Richard H. Mourglia	Senior Vice President of Land
Greg Fox	Senior Vice President of Operations
James Gagliardi	Senior Vice President of Exploration
Deborah A. Mayfield	Assistant Secretary

Dune Properties, Inc.

NAME	POSITION
James A. Watt	President and Director
Frank T. Smith, Jr.	Senior Vice President, Secretary and Director
Richard H. Mourglia	Senior Vice President of Land
Jennifer Cardwell	Assistant Secretary
Deborah A. Mayfield	Assistant Secretary

Item 5. Principal Owners of Voting Securities

The following table sets forth information regarding each person owning 10% or more of the Company’s voting securities as of November 4, 2011:

Dune Energy, Inc.

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
UBS AG (1) 677 Washington Blvd Stamford, CT 06901	Common Stock	12,376,340	20.5%

Itera Holdings BV (2) 9995 Gate Parkway Jacksonville, FL 32246	Common Stock	7,092,880	14.6%

(1)	Based solely upon information contained in the most recently filed Schedule 13D filed by the beneficial owner with the SEC on August 18, 2011, reflecting beneficial ownership as of August 16, 2011. According to this Schedule 13D, UBS AG had sole voting power and sole dispositive power with respect to 12,376,340 shares of the Company’s common stock, par value $0.001 per share (“Common Shares”), consisting of 11,617,370 Common Shares underlying 10% Senior Redeemable Convertible Preferred Stock and 758,970 Common Shares, assuming a conversion ratio of 1 share of such preferred stock to 114.29 Common Shares.
(2)	Based solely upon information contained in the most recently filed Schedule 14A of Dune Energy, Inc., filed with the SEC on April 29, 2011, which was based upon the Schedule 13D filed by the beneficial owner with the SEC on June 4, 2004.

Dune Operating Company and Dune Properties, Inc.

The Company owns 100% of the voting securities of each of the two Guarantors.

If the Reorganization were to occur pursuant to the Plan of Reorganization, the ownership of the voting securities of each of the Guarantors is not expected to change following the consummation of the Reorganization; however, the resulting principal ownership of voting securities of the Company is uncertain at this point in time.

UNDERWRITERS

Item 6. Underwriters

(a) No person has, within three years of the date of the filing of this Application, acted as an underwriter of any securities of the Applicants that were outstanding on the date of filing this Application.

(b) No person is acting as a principal underwriter for the issuance of the New Notes in connection with the indenture that is to be qualified under this Application.

CAPITAL SECURITIES

Item 7. Capitalization

(a) The authorized and outstanding securities of the Applicants as of November 4, 2011 were as follows:

Dune Energy, Inc.

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $0.001 per share	300,000,000 shares	48,937,830 shares
10% Senior Redeemable Convertible Preferred Stock	750,000 shares	159,735 shares
Preferred Stock, par value $0.001 per share	1,000,000 shares	0 shares
10 1/2% Senior Secure Notes due 2012 (1)	$300,000,000 aggregate principal amount	$300,000,000 aggregate principal amount

(1)	Such Notes are guaranteed by the Guarantors.

Dune Operating Company

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $0.001 per share	10,000 shares	100 shares

Dune Properties, Inc.

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $0.001 per share	1,000,000 shares	100 shares

(b) Each share of the Company’s common stock and of the common stock of the Guarantors is entitled to one vote for each such share held on all matters submitted to a vote of security holders. The Company’s notes described above do not entitle the holders thereof to voting rights.

INDENTURE SECURITIES

Item 8. Analysis of Indenture Provisions

The New Notes will be issued under the indenture to be entered into between the Applicants and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the indenture. The New Notes will be guaranteed by all of the Company’s existing and future restricted subsidiaries and initially will be guaranteed by the Guarantors. This description is qualified in its entirety by reference to the form of indenture filed as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the indenture.

(A) Events of Default; Withholding of Notice

The following will be Events of Default under the indenture governing the New Notes:

(1) default for 30 days in the payment when due of interest on the New Notes;

(2) default in the payment when due of the principal amount of the New Notes;

(3) failure by the Company to comply with its obligations under certain covenants relating to merger, consolidation or sale of substantially all assets or to consummate a purchase of New Notes when required pursuant to the covenants relating to a Change of Control or Asset Sales;

(4) failure by the Company or any of its Restricted Subsidiaries for 30 days after written notice from the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New Notes to comply with the provisions under certain covenants relating to Restricted Payments or to comply with the provisions under certain covenants relating to a Change of Control or Asset Sales to the extent not described in clause (3) above;

(5) failure by the Company or any of its Restricted Subsidiaries for 60 days after written notice from the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New Notes to comply with any of the other agreements in the indenture or the Security Documents;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or any of its Restricted Subsidiaries, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default is a Payment Default or results in the acceleration of such Indebtedness prior to its maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(7) failure by the Company or any Significant Subsidiary or group of the Company’s Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $5.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the indenture, any Subsidiary Guarantee is held in a judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee;

(9) certain events of bankruptcy, insolvency or reorganization with respect to the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(10) unless all of the Collateral has been released from the Note Liens in accordance with the provisions of the Security Documents, the default, repudiation or disaffirmation by the Company or any of the Subsidiary Guarantors of any of their obligations under the Security Documents (other than by reason of a release of such obligation or Lien related thereto in accordance with the indenture or the Security Documents), which default, repudiation or disaffirmation results in Collateral having an aggregate Fair Market Value in excess of $5.0 million not being subject to a valid, perfected security interest in favor of the Collateral Agent under any applicable law (other than the law of any foreign jurisdiction) (to the extent required under the Security Documents), or a determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Company or any of the Subsidiary Guarantors for any reason with respect to Collateral having an aggregate Fair Market Value of $5.0 million or more; provided that such default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the holders of at least 25% of the outstanding principal amount of the New Notes demanding that such default be remedied.

The indenture provides that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all then outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New Notes may declare all of the New Notes to be due and payable immediately by notice in writing to the Company and, in case of a notice by holders, also to the Trustee, specifying the respective Event of Default and that it is a notice of acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power with respect to the New Notes. However, the Trustee may refuse any direction that violates applicable law or this indenture or that the Trustee determines may be unduly prejudicial to the rights of other holders or that may subject the Trustee to personal liability. The Trustee may also withhold from holders of the New Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of New Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense, and the Trustee will be under no obligation to incur any expense, unless such holders have offered assurance of reimbursement for such expense satisfactory to the Trustee. Except to enforce the right to receive payment of principal or interest when due, no holder of a New Note may pursue any remedy with respect to the indenture or the New Notes unless:

(a) such holder has previously given the Trustee notice of a continuing Event of Default;

(b) holders of at least 25% in aggregate principal amount of the then outstanding New Notes have made a written request to the Trustee to pursue the remedy;

(c) such holders have offered the Trustee reasonable security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(d) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(e) holders of a majority in aggregate principal amount of the then outstanding New Notes have not given the Trustee a direction that is inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding New Notes by notice to the Trustee may, on behalf of the holders of all of the New Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes.

(B) Authentication and Delivery of the Notes; Application of Proceeds

The New Notes to be issued under the indenture governing the New Notes may be executed by manual or facsimile signature on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Chief Financial Officer or any of its Vice Presidents and need not be attested. Any Securities Guarantee endorsed on the New Notes shall be executed on behalf of the applicable Subsidiary Guarantor by its Chairman of the Board, its Chief Executive Officer, its President, its Chief Financial Officer or any of its Vice Presidents and need not be attested.

The New Notes and any Subsidiary Guarantee bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company or a Subsidiary Guarantor, as the case may be, shall bind the Company or such Subsidiary Guarantor, as the case may be, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Notes or did not hold such offices at the date of such New Notes.

The Trustee will authenticate and make available for delivery (or cause to be transferred by book entry) New Notes for original issue, upon receipt of a certificate signed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, any of its Vice Presidents or any other duly authorized officer of the Company or any person duly authorized by any of them, and on behalf of each of the Subsidiary Guarantors by its respective Chairman of the Board, Chief Executive Officer, President, any Vice President or any other duly authorized officer of such Subsidiary Guarantor or any person duly authorized by any of them.

There will be no proceeds from the issuance of the New Notes because the New Notes will be part of the consideration exchanged for the Existing Notes.

(C) Release and Substitution of Property Subject to the Lien of the Indenture

The indenture and the Security Documents provide that the Note Liens will automatically and without the need for any further action by any Person be released:

(1) in whole or in part, as applicable, as to all or any portion of property subject to such Note Liens that has been taken by eminent domain, condemnation or other similar circumstances;

(2) in whole upon satisfaction and discharge of the indenture or a legal defeasance or covenant defeasance of the indenture;

(3) in part, as to any property that (a) is sold, transferred or otherwise disposed of by the Company or any Subsidiary Guarantor (other than to the Company or another Subsidiary Guarantor) in a transaction not prohibited by the indenture at the time of such sale, transfer or disposition, (b) is released pursuant to the provisions for exercise of remedies and release of liens under the Intercreditor Agreement or (c) is owned or at any time acquired by a Subsidiary Guarantor that has been released from its Guarantee concurrently with the release of such Guarantee;

(4) as to property that constitutes all or substantially all of the Collateral securing the New Notes, with the consent of holders of at least 66-2/3% in aggregate principal amount of the New Notes then outstanding voting as a single class (which consent may be obtained in connection with an exchange offer or tender offer and associated consent solicitation);

(5) as to property that constitutes less than all or substantially all of the Collateral securing the New Notes, with the consent of the holders of at least a majority in aggregate principal amount of the New Notes then outstanding voting as a single class (which consent may be obtained in connection with an exchange offer or tender offer and associated consent solicitation);

(6) on any or all of the Collateral, upon any release of all New Credit Facility Liens thereon; provided, however, that if there is granted or reinstated a Lien securing New Credit Facility Obligations on any or all of the Collateral upon which the Lien securing the Note Obligations has been released pursuant to this clause (6), then the Lien securing the Note Obligations on such Collateral will also be deemed reinstated on a second priority basis; and

(7) in part, in accordance with the applicable provisions of the Security Documents and as described with respect to the Intercreditor Agreement.

The description above includes a phrase relating to the release of “all or substantially all” of the Collateral securing the New Notes. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of the Company to release Collateral as provided above may be uncertain, and for the avoidance of doubt, the term “all or substantially all,” when applied to the Collateral shall not be read to mean “any” of the Collateral as a result of the Company or the relevant Subsidiary being in the “zone of insolvency.”

The indenture will not require the Company to comply with the provisions of Trust Indenture Act Section 314(b).

The indenture will provide that, to the extent applicable, the Company will cause Trust Indenture Act Section 313(b), relating to reports, and Trust Indenture Act Section 314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the Security Documents, to be complied with after qualification of the indenture pursuant to the Trust Indenture Act. Any certificate or opinion required by Trust Indenture Act Section 314(d) may be made by an officer of the Company except in cases where Trust Indenture Act Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent appraiser or other expert selected by the Company and reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of Trust Indenture Act Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of Trust Indenture Act Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Trust Indenture Act Section 314(d) is inapplicable to released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under an indenture in the ordinary course of an issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. In addition, under interpretations provided by the SEC, to the extent that a release of a Lien is made without the need for consent by the holders of the New Notes or the Trustee, the provisions of Section 314(d) may be inapplicable to the release. Under the indenture, the Subsidiary Guarantors may, among other things, without any release or consent by the Trustee, but otherwise in compliance with the covenants of the indenture and the Security Documents, conduct ordinary course activities with respect to the Collateral, including (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents which has become worn out, defective or obsolete or not used or useful in the business, (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Security Documents, (iii) surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents which it may own or under which it may be operating, (iv) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances, (v) granting a license of any intellectual property, (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business, (vii) collecting accounts receivable in the ordinary course of business or selling, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business, (viii) making cash payments (including for the repayment of Indebtedness or interest and in connection with the Company’s cash management activities) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the indenture and the security documents, and (ix) abandoning any intellectual property which is no longer used or useful in the Company’s business. The Company must deliver to the Trustee within 30 calendar days following the end of each fiscal year (or such later date as the Trustee shall agree), an Officers’ Certificate to the effect that all releases and withdrawals during the preceding fiscal year (or since the date of the indenture, in the case of the first such certificate) in which no release or consent of the Trustee was obtained in the ordinary course of the Company’s and Subsidiary Guarantors’ business were not prohibited by the indenture.

If the Collateral Agent or any holder of Note Obligations (nonetheless and in breach of the Intercreditor Agreement) acquires any Lien on any assets securing any Note Obligations that are not also subject to the Lien of the New Credit Facility Collateral Agent, then the Collateral Agent (or the relevant holder of Note Obligations), shall, without the need for any further consent of any other person and notwithstanding anything to the contrary in the indenture or any Security Document, either hold and be deemed to have held such Lien and security interest for the benefit of the New Credit Facility Collateral Agent as security for the New Credit Facility Obligations or release such Lien.

For a period of 180 days (subject to extension for any period during which the New Credit Facility Collateral Agent is diligently pursuing remedies against the New Credit Facility Collateral or is prohibited by applicable law from pursuing such remedies) commencing on the later of (x) the acceleration of Note Obligations or any Permitted Additional Pari Passu Obligations and (y) the New Credit Facility Collateral Agent receiving notice of acceleration from the Collateral Agent, the New Credit Facility Collateral Agent will have the sole power to exercise remedies against the New Credit Facility Collateral (subject to the right of the Collateral Agent and the holders of New Notes and Permitted Additional Pari Passu Obligations to take limited protective measures with respect to the Note Liens and to take certain actions that would be permitted to be taken by unsecured creditors) and to foreclose upon and dispose of the New Credit Facility Collateral. Upon (x) any disposition of any New Credit Facility Collateral in connection with any enforcement action or, following an event of default under the New Credit Facility, certain other sales consented to by the New Credit Facility Collateral Agent or (y) any disposition of New Credit Facility Collateral permitted by the documents governing the New Credit Facility Obligations and not expressly prohibited by the indenture and the Security Documents, in each case, which results in the release of the New Credit Facility Lien on such item of New Credit Facility Collateral, the Note Lien, and the Liens securing any Permitted Additional Pari Passu Obligations on such item of New Credit Facility Collateral will be automatically, unconditionally and simultaneously released. The Collateral Agent, for itself or on behalf of the holders of the Note Obligations, shall promptly execute and deliver to the New Credit Facility Collateral Agent such termination statements, releases and other documents as the New Credit Facility Collateral Agent may request to effectively confirm such release.

(D) Satisfaction and Discharge of the Indenture

The indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:

(1) either (a) all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation, or (b) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(3) such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

(4) the Company or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(5) the Company has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the New Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver to the Trustee an Officers’ Certificate, stating that all conditions precedent set forth in clauses (1) through (5) above have been satisfied, and an opinion of counsel, stating that all conditions precedent set forth in clauses (3) and (5) above have been satisfied.

(E) Evidence Required to be Furnished by the Obligors to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee annually a statement regarding compliance with the indenture and the Security Documents. Upon becoming aware of any Default or Event of Default, the Company is required within five Business Days to deliver to the Trustee a statement specifying such Default or Event of Default.

Item 9. Other Obligors

No person, other than the Applicants, is an obligor under the New Notes.

The mailing address for each Applicant is Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Contents of Application for Qualification. This Application comprises:

(a) Pages numbered 1 to 14, consecutively.

(b) The statement of eligibility and qualification of the Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of IP Factory, Inc. (1)

Exhibit T3A.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated May 7, 2003 (2)

Exhibit T3A.3	Certificate of Amendment of Certificate of Incorporation, dated May 5, 2004 (3)

Exhibit T3A.4	Certificate of Amendment of Certificate of Incorporation, dated June 12, 2007 (4)

Exhibit T3A.5	Certificate of Amendment of Certificate of Incorporation, dated December 14, 2007 (5)

Exhibit T3A.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 1, 2009 (6)

Exhibit T3A.7	Certificate of Incorporation of Dune Operating Company*

Exhibit T3A.8	Certificate of Incorporation of Dune Properties, Inc.*

Exhibit T3B.1	Amended and Restated By-Laws of Dune Energy, Inc. (7)

Exhibit T3B.2	Bylaws of Dune Operating Company*

Exhibit T3B.3	Bylaws of Dune Properties, Inc.*

Exhibit T3C	Form of Indenture*

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Memorandum and Disclosure Statement, dated November 14, 2011*

Exhibit T3E.2	Letter of Transmittal, Consent and Power of Attorney*

Exhibit T3F	Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit 25.1	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee*

*	Filed herewith.
(1)	Incorporated by reference to Exhibit No. 3.1 to Form 10-KSB filed by Dune Energy, Inc. (Commission File No. 000-27897) on November 14, 2003.
(2)	Incorporated by reference to Exhibit No. 3.1.1 to Form 10-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on March 3, 2011.
(3)	Incorporation by reference to Exhibit No. 3.1 to Form 10-Q filed by Dune Energy, Inc. (Commission File No. 001-32497) for the quarterly period ended March 31, 2007.
(4)	Incorporated by reference to Exhibit No. 3.1.3 to Form 10-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on March 3, 2011.
(5)	Incorporated by reference to Exhibit No. 3.1.4 to Form 10-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on March 3, 2011.
(6)	Incorporated by reference to Exhibit No. 3.1.2 to Form 8-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on December 1, 2009.
(7)	Incorporated by reference to Exhibit No. 3.1 to Form 8-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on July 12, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Dune Energy, Inc., a corporation organized and existing under the laws of the State of Delaware, and the co-applicants named below, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on the 14th day of November, 2011.

[SEAL]
DUNE ENERGY, INC. , as the Company

Attest:	/s/ Frank T. Smith, Jr.	By:	/s/ James A. Watt
Name:	Frank T. Smith, Jr.	Name:	James A. Watt
Title:	Senior Vice President and Chief Financial Officer	Title:	President and Chief Executive Officer
DUNE OPERATING COMPANY DUNE PROPERTIES, INC. , each as a Guarantor

		By:	/s/ James A. Watt
		Name: Title:	James A. Watt President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of IP Factory, Inc. (1)

Exhibit T3A.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated May 7, 2003 (2)

Exhibit T3A.3	Certificate of Amendment of Certificate of Incorporation, dated May 5, 2004 (3)

Exhibit T3A.4	Certificate of Amendment of Certificate of Incorporation, dated June 12, 2007 (4)

Exhibit T3A.5	Certificate of Amendment of Certificate of Incorporation, dated December 14, 2007 (5)

Exhibit T3A.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 1, 2009 (6)

Exhibit T3A.7	Certificate of Incorporation of Dune Operating Company*

Exhibit T3A.8	Certificate of Incorporation of Dune Properties, Inc.*

Exhibit T3B.1	Amended and Restated By-Laws of Dune Energy, Inc. (7)

Exhibit T3B.2	Bylaws of Dune Operating Company*

Exhibit T3B.3	Bylaws of Dune Properties, Inc.*

Exhibit T3C	Form of Indenture*

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Memorandum and Disclosure Statement, dated November 14, 2011*

Exhibit T3E.2	Letter of Transmittal, Consent and Letter of Transmittal*

Exhibit T3F	Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit 25.1	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee*

*	Filed herewith.
(1)	Incorporated by reference to Exhibit No. 3.1 to Form 10-KSB filed by Dune Energy, Inc. (Commission File No. 000-27897) on November 14, 2003.
(2)	Incorporated by reference to Exhibit No. 3.1.1 to Form 10-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on March 3, 2011.
(3)	Incorporation by reference to Exhibit No. 3.1 to Form 10-Q filed by Dune Energy, Inc. (Commission File No. 001-32497) for the quarterly period ended March 31, 2007.
(4)	Incorporated by reference to Exhibit No. 3.1.3 to Form 10-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on March 3, 2011.
(5)	Incorporated by reference to Exhibit No. 3.1.4 to Form 10-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on March 3, 2011.
(6)	Incorporated by reference to Exhibit No. 3.1.2 to Form 8-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on December 1, 2009.
(7)	Incorporated by reference to Exhibit No. 3.1 to Form 8-K filed by Dune Energy, Inc. (Commission File No. 001-32497) on July 12, 2010.